Exhibit 99.2

Contacts:	Ellen Grinde
Director of Investor Relations and Communications
(630) 590-0707
egrinde@penx.com

PENFORD ANNOUNCES MERGER AGREEMENT WITH INGREDION

Penford to be acquired by Ingredion for $19.00 per share in all-cash transaction

CENTENNIAL, CO, Oct. 15, 2014 – Penford Corporation (Nasdaq: PENX), a leader in ingredient systems for food and industrial markets, today announced that it has entered into a definitive merger agreement with Ingredion Incorporated (NYSE:INGR) under which Ingredion will acquire all of the outstanding shares of Penford for $19.00 in cash per share. The transaction is valued at approximately $340 million in the aggregate and has been approved by the Boards of Directors of both companies.

“This is a tremendous opportunity to combine Penford’s and Ingredion’s complementary product portfolios and capabilities,” said Thomas Malkoski, President and CEO of Penford. “Ingredion is a recognized innovator in food ingredients and sustainable green solutions. The expanded portfolio and geographic reach of the combined companies should enable new and exciting solutions for their customers and ours.”

“We are grateful to our talented employees who have steadfastly focused on executing our strategy. We believe this exciting next step for Penford underscores our success and progress toward our long-term goals,” said Malkoski.

“After a thorough process and careful consideration, the Penford Board and management team believe this transaction will maximize value for Penford shareholders,” said Paul Hatfield, Chairman of the Penford Board of Directors. “Ingredion is a market-leading ingredient solutions provider with a strong balance sheet and the ideal partner for Penford and all of our stakeholders. We look forward to working closely with the Ingredion team to close this transaction.”

Ilene Gordon, Ingredion Chairman and CEO, said, “This acquisition expands our higher-value specialty portfolio, establishes manufacturing of specialty potato starches in North America, and builds our presence in nature-based hydrocolloid ingredients. Penford’s range of products addresses growing consumer trends, including nutrition, gluten-free, food textures, and sustainable green solutions.”

SEACOR Holdings Inc., the owner of approximately 9.34% of Penford’s outstanding common stock, has indicated that it supports the transaction. Accordingly, SEACOR entered into a voting agreement in which SEACOR has agreed, among other things, to vote the shares it owns to approve the merger agreement and not to solicit proxies from shareholders of the Company for the election of SEACOR’s nominees as directors of Penford prior to termination of the merger agreement or the occurrence of certain other events.

The transaction could close as early as the end of the year and is subject to Penford shareholder and regulatory approvals, as well as other customary closing conditions.

Deutsche Bank is acting as financial advisor to Penford and Perkins Coie LLP is acting as legal advisor.

About Penford Corporation

Penford Corporation develops, manufactures and markets specialty ingredient systems for a variety of food and industrial products. Penford operates six manufacturing facilities and three research and development centers in the United States.

About Ingredion Incorporated

Ingredion Incorporated is a leading global ingredients solutions provider specializing in nature-based sweeteners, starches and nutrition ingredients. With customers in more than 100 countries, Ingredion serves approximately 60 diverse sectors in food, beverage, brewing, pharmaceuticals and other industries.

Important Additional Information about the Merger Transaction

Penford plans to file with the Securities and Exchange Commission (“SEC”) and mail to its shareholders a proxy statement in connection with the proposed merger transaction. This communication does not constitute a solicitation of any vote or approval. The proxy statement and other documents to be filed with the SEC related to the proposed merger transaction will contain important information about Penford, Ingredion Incorporated (“Ingredion”), the proposed merger transaction and related matters. WE URGE INVESTORS AND SECURITY HOLDERS TO CAREFULLY READ THE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT, WHEN AVAILABLE. Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Penford through the website maintained by the SEC at www.sec.gov or by contacting Penford Investor Relations at 1-800-204-PENX (7369) or 303-649-1900. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Penford’s website at www.penford.com (which website is not incorporated herein by reference).

Penford and its directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Penford’s shareholders in connection with the proposed merger transaction will be set forth in the proxy statement described above when it is filed with the SEC. Additional information regarding Penford’s executive officers and directors, including shareholdings, is included in Penford’s definitive proxy statement for 2013, which was filed with the SEC on December 20, 2013. You can obtain free copies of this document from Penford using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Penford’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger transaction, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain regulatory of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the proposed merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; disruptions to our business, including customer, employee and supplier relationships resulting from the proposed merger transaction; and the effect of the proposed merger transaction on pricing, spending, third-party relationships and revenues. These risks, as well as other risks associated with the proposed merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended August 31, 2013, and subsequent quarterly reports filed with the SEC, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Penford disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

# # #